[PORTER & HEDGES LETTERHEAD]

October 2, 2009

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Sean Donahue
Ms. Laura Nicolson

Re:	Cameron International Corporation
Registration Statement on Form S-4
Filed July 20, 2009
File No. 333-160711

Dear Messrs. Schwall and Donahue and Ms. Nicolson:

This letter is in response to your letter dated August 10, 2009, to Cameron International Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).  For your convenience, each response is preceded by the Staff’s comment to which the response relates.  The Company is also sending to the Staff, by Federal Express, five (5) copies of Amendment No. 1 to the Registration Statement, filed today with the Commission, marked to show changes from the initial filing.

Registration Statement on Form S-4

General

1.                                       Comment.  We note that you filed your quarterly report for the quarter ended June 30, 2009 on August 6, 2009.  Please revise your registration statement to provide updated disclosure, including, without limitation, with respect to your disclosure under the headings “Selected Historical Consolidated Financial Data of Cameron” at page 9 and “Where You Can Find More Information” at page 90.

Response.  The Company has revised the Registration Statement to include the applicable information and disclosure as of June 30, 2009 for the Company and for NATCO Group, Inc. (“NATCO”).

Risk Factors, page 14

Risk Related to the Merger, page 14

The shares of Cameron common stock to be received by NATCO stockholder…, page 16

2.                                       Comment.  Please revise this section to highlight the material differences in the rights associated with your common stock and the common stock of NATCO.

Response.  The Company has revised this section to highlight the material differences in the rights associated with its common stock and the common stock of NATCO.

Opinion of Barclays Capital — Financial Advisor to NATCO, page 47

General, page 58

3.                                       Comment.  Please provide a quantitative description of the fees paid to Barclays Capital Inc. and the fees payable to Barclays Capital upon closing of the merger.  In addition, please revise your filing to provide a description of the contingent nature of such compensation.

Response.  The Company has revised this section to include a quantitative description of the fees paid to Barclay Capital Inc. (“Barclays”) and the fees payable to Barclays upon closing of the merger.  The Company has also revised this section to provide a description of the contingent nature of such compensation.

Material U.S. Federal Income Tax Consequences, page 85

4.                                       Comment.  We note your statement that “[t]he following discussion summarizes material U.S. federal income tax consequences of the merger….”  Please eliminate the suggestion that this discussion is merely a summary.

Response.  The Company has revised this section to eliminate the suggestion that the discussion is only a summary.

Undertakings, II-3

5.                                       Comment.  Please provide the complete undertaking required by Item 512(a) of Regulation S-K.

Response.  The Company has revised this section to include the complete undertaking required by Item 512(a) of Regulation S-K.

Exhibits 8.1 and 8.2

6.                                       Comment.  We note that counsel assumes in each tax opinion that the merger will qualify as a statutory merger under state law.  However, it is not appropriate for counsel to assume any legal conclusion underlying the opinion.  Please obtain and file revised tax opinions that do not include such assumption.  In addition, each opinion should be revised to remove any implication that investors are not entitled to rely on the opinion.

Response.  The Company has refiled these exhibits to remove the assumption that the merger will qualify as a statutory merger under state law and to remove any implication that investors are not entitled to rely on the opinion.

Please call the undersigned at (713) 226-6647 with any additional comments or questions you may have.

Very truly yours,

/s/ Richard L. Wynne

Richard L. Wynne